

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

March 24, 2017

Susan Panuccio
Chief Financial Officer
News Corporation
1211 Avenue of the Americas
New York, New York 10036

    Re: **News Corporation**
            Form 10-K for the Fiscal Year Ended June 30, 2016
            Filed August 12, 2016
            File No. 001-35769

Dear Ms. Panuccio:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                /s/ Melissa Raminpour

                                Melissa Raminpour
                                Branch Chief
                                Office of Transportation and Leisure